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                         ARMOR HOLDINGS, INC. COMPLETES
                      O'GARA-HESS & EISENHARDT ACQUISITION

JACKSONVILLE, FLA., AUGUST 23, 2001 - ARMOR HOLDINGS, INC. (NYSE: AH) announced today that it completed its acquisition of the Fairfield, Ohio based Security Products and Services Group of the Kroll-O'Gara Company (NASDAQ:KROG), including the O'Gara-Hess & Eisenhardt subsidiary ("O'Gara"). This completes the transaction agreed to between the parties on April 20, 2001.

Armor paid Kroll-O'Gara a total of $52.2 million at closing, including 1.01 million common shares of Armor Holdings. An additional $1.5 million was placed in Escrow pending a balance sheet audit. A deferred payment of up to $2.0 million could be made based upon the results of the acquired company for the year ended December 31, 2001. Armor Holdings will receive approximately $35 million of net tangible assets as of the closing date. Armor Holdings increased its existing revolving credit facility with its banks, led by Bank of America, from $100 million to $120 million in order to finance the cash portion of the transaction. Armor Holdings expects the acquisition to be accretive to earnings per share in the fourth quarter of this year.

O'Gara-Hess & Eisenhardt Armoring Company is the world's largest and most experienced passenger vehicle armoring manufacturer. It serves customers in eighty countries on five continents. The company has provided mobile security for more than sixty international heads-of-state, every U.S. President since 1948, numerous U.S. government agencies, the U.S. Army, and the U.S Air Force. Through its Commercial Products division, O'Gara armors a variety of vehicles, including limousines, sedans, sport utility vehicles, and money transport vehicles, to protect against varying degrees of ballistic and blast threats. Through its Military Products division, the Company is the prime contractor to the U.S. Military for the supply of armoring and blast protection for High Mobility Multi-purpose Wheeled Vehicles, commonly known as HMMWVs. In addition, through its International Training Inc. subsidiary, the Company provides advanced driver training, threat recognition and avoidance training and training in firearms safety and use.

"We are excited to begin integrating O'Gara and its management team into the Armor Holdings family," said Jonathan M. Spiller, President & CEO of Armor Holdings. "We have pursued this acquisition for several years because of its unique strategic fit with our businesses."

Revenues of O'Gara during 2000 were approximately $105 million, with about 54% of those revenues generated in the United States. Internationally, O'Gara manufactures and sells its products in Brazil, Colombia, Mexico and France. Approximately 64% of revenue comes from sales of armored vehicles to the commercial markets, with another 30% coming from the U.S. military. Had the O'Gara business been a part of Armor Holdings during the year 2000, combined revenues would have been approximately $326 million, an increase of approximately 48%. O'Gara revenues for the six months ended June 30, 2001 were $60.4 million.

ABOUT ARMOR HOLDINGS

Armor Holdings, included in FORTUNE magazine's list of "America's 100 Fastest Growing Companies" in 1999 and 2000, and a member of the S&P Smallcap 600 Index, is a leading manufacturer of security products for law enforcement personnel around the world through its Armor Holdings Products division. Armor Holdings is also a leading global provider of security risk management services to multi-national corporations and government agencies through its ArmorGroup Services division. Armor Holdings Products manufactures and sells a broad range of high quality branded law enforcement equipment. Such products include ballistic resistant vests and

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tactical armor, less-lethal munitions, safety holsters, batons, anti-riot products and a variety of crime scene related equipment, including narcotic identification kits. ArmorGroup Services provides sophisticated security planning and risk management, electronic security systems integration, consulting and training services, as well as intellectual property asset protection, business intelligence and investigative services.

Statements in this press release may be forward-looking. Actual events will be dependent upon factors and risks including, but not limited to, the Company's ability to: manufacture and market its core products; provide a variety of services to its customers on a global basis; respond to new laws and regulations; continue its strategy of growth by acquisition; manage the impact of foreign exchange; as well as the Company's ability to manage uncertainties and risk factors, including those described from time to time in the Company's filings with the Securities and Exchange Commission, specifically, the Company's 2000 Form 10K and its most recent Form 10Qs. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

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